JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

Seven
Times
Square
New York
New York
10036
tel 212.209.4800
fax 212.209.4801

[redacted]

06012647

RECEIVED
2006 APR 18 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 5, 2006

VIA OVERNIGHT MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b):

1. Subsequent Declaration of Interest by Deutsche Bank AG dated 31 March 2006 (**<u>Exhibit A</u>**); and
2. Subsequent Declaration of Interest by J.P. Morgan Securities Ltd. dated 31 March 2006 (**<u>Exhibit B</u>**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Jenny E. Mercado, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

1423350 v1 - MERCADJE - 019086/0003

b r o w n r u d n i c k . c o m

EXHIBIT A

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   Option N.V.
   Attn. Mr. Frederic Convent
   Kolonel Begaultlaan 45
   B-3012 Leuven, BELGIUM
   Fax: +32 16 317 490
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     Attn. Mr. Guy Delaere
     Rue du Congrès 12-14
     B-1000 Brussels, BELGIUM
     Fax: +32 2 220 59 03

   Name of company concerned: Option N.V.

1. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Deutsche Bank AG
registered office	Taunusanlage 12, 60325 Frankfurt am Main, Germany
phone number	00-49-69-910-38967
fax number	00-49-69-910-34625
name and capacity of the signatory of the declaration	Hagen Repke, Compliance Dr. Max Steiger, Compliance

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by / for the account of[1] (cross out what is not appropriate)	Deutsche Bank AG Group, Frankfurt am Main, Germany*
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	30 March 2006
Sources relating to the denominator	Company-website: www.option.com Mr. Frederic Convent, Option N.V.

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		Modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	39,386	0.38		42,693	0.41
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be** issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	264,700*	2.57		270,700*	2.63
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	304,086	2.95		313,393	3.04
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

* For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

(Type + waiting/exercise period) *Deutsche Bank AG can reclaim shares onlent to external borrowers within three working days if respective standard contracts do apply.

4. **Description of the denominator**

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	**10,312,324**
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	**10,312,324**

5. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made.

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 31 March 2006 in Frankfurt am Main

Deutsche Bank AG

Hagen Repke

Dr. Max Steiger

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

EXHIBIT B

CHAPTER I - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** .... **OPTION NV**...

2. **Details of the person making the declaration**[2] ~~in the capacity as declarant acting for own account~~ / in the capacity as declarant acting on behalf of a third party[3] / ~~in the capacity as agent~~[4]

   a) *natural person*

surname + first name	....
Address	....
	....
phone number (optional)	....

   b) *legal person*

legal form + company name	J. P. Morgan Securities Ltd.
registered office	125 London Wall, London, EC2Y 5AJ
phone number	+44 (0)20 7325 5808....................................
fax number	+44 (0)20 7325 4179
name and capacity of the signatory of the declaration	Gapsun Rhee, Compliance Officer ....

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	OPTION NV
Rights held by / for the account of[1] (cross out what is not appropriate)	JPMorgan Asset Management (UK) Limited
Related to	Not Applicable
Acting in concert with	Not Applicable
Date of completion of the situation giving rise to the declaration	29th March 2006
Sources relating to the denominator	Euronext website

[1] Where a third party holds rights for the account of another person.
* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	Numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	307,095	2.98%	3,610	310,705	3.01%
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	N/A	N/A	N/A	N/A	N/A
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	307,095	2.98%	3,610	310,705	3.01%
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)	N/A	N/A	N/A	N/A	N/A

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,312,324
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	N/A
Total	10,312,324

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	Number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital	N/A	N/A
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	N/A	N/A
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)	N/A	N/A

6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on ....31st March 2006.............. in........London....................................

...[signature]...

(signature)

<u>Annexes to be sent only to the Banking, Finance and Insurance Commission</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.